Exhibit 99.1

ORCKIT COMMUNICATIONS LTD.
(An Israeli Corporation)
INTERIM CONDENSED CONSOLIDATED BALANCE SHEET
(U.S dollars in thousands)
(Unaudited)

	December 31,	June 30,
	2012	2013

A s s e t s
CURRENT ASSETS:
Cash and cash equivalents	$2,873	$1,556
Restricted cash	354	465
Trade receivables	3,869	3,338
Inventory	3,708	3,625
Other receivable	1,664	1,585
T o t a l current assets	12,468	10,569

LONG-TERM TRADE RECEIVABLES	577	664
SEVERANCE PAY FUND	1,603	1,613
PROPERTY AND EQUIPMENT, net	851	674
T o t a l assets	$15,499	$13,520
Liabilities and capital deficiency
CURRENT LIABILITIES:
Trade payables	$1,383	$1,817
Accrued expenses and other payables	4,382	4,495
Deferred income	1,555	1,304
Convertible subordinated notes, series A	1,377	-
Convertible subordinated notes, series B	18	-
T o t a l current liabilities	8,715	7,616
LONG-TERM LIABILITIES:
Accrued severance pay and other	1,956	1,650
Deffered income	717	1,116
Convertible subordinated notes, series A	11,588	12,150
Convertible subordinated notes, series B	510	2,094
Long-term convertible loan from shareholders	400	400
T o t a l long-term liabilities	15,171	17,410
COMMITMENTS AND CONTINGENT LIABILITIES
T o t a l liabilities	23,886	25,026
CAPITAL DEFICIENCY:
Share capital - ordinary shares of no par value
(authorized: December 31, 2012 and June 30, 2013 - 170,000,000 shares; issued: December 31, 2012 - 33,686,134 shares; June 30, 2013 – 33,716,973 shares; outstanding: December 31, 2012 - 31,041,295 shares; June 30, 2013 – 31,072,134 shares) and additional paid in capital	362,590	362,875
Warrants	3,588	3,588
Accumulated deficit	(368,921)	(372,325)
Treasury shares, at cost (2,644,839 ordinary shares)	(5,644)	(5,644)
T o t a l capital deficiency	(8,387)	(11,506)
T o t a l liabilities and capital deficiency	$15,499	$13,520

ORCKIT COMMUNICATIONS LTD.
(An Israeli Corporation)
INTERIM CONDENSED CONSOLIDATED STATMENT OF OPERATIONS
(U.S dollars in thousands)
(Unaudited)

	Three months ended June 30,		Six months ended June 30,
	2013	2012	2013	2012
Revenues	$2,390	$3,528	$4,670	$6,769
Cost of revenues	484	1,451	1,551	2,967
Gross profit	1,906	2,077	3,119	3,802
Research and development expenses - net	421	1,765	1,203	3,273
Selling, General and administrative expenses	1,185	2,712	2,444	5,388
Operating Gain (Loss)	300	(2,400)	(528)	(4,859)
Financial expenses - Net	(495)	(455)	(1,082)	(760)
Income (expenses) from devaluation (revaluation) of
Conversion feature embedded in Series A
convertible note	121	(57)	(133)	(416)
Gain/(Loss) from revaluation of Series B convertible notes	(1,175)	653	(1,709)	168
Other Income	-	-	48	-
Net loss for the period	$(1,249)	$(2,259)	$(3,404)	$(5,867)
Loss per share ("EPS")
Basic	$(0.04)	$(0.10)	$(0.11)	$(0.26)
Diluted	$(0.04)	$(0.12)	$(0.11)	$(0.26)

Weighted average number of shares used in
Computation of EPS (in thousands):
Basic	31,069	22,769	31,079	22,767
Diluted	31,069	22,769	31,079	22,767

Interim condensed consolidation statement of Comprehensive loss:

Net loss for the period	$(1,249)	$(2,259)	$(3,404)	$(5,867)
Other comprehensive income:
Gain on available-for-sale marketable securities	-	386	-	1,023
Net comprehensive loss for the period	$(1,249)	$(1,873)	$(3,404)	$(4,844)